                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                SCHEDULE 14D-9/A
                                (Amendment No. 2)

                   Solicitation/Recommendation Statement Under
                 Section 14(d)(4) of the Securities Act of 1934


                        GULF INDONESIA RESOURCES LIMITED
                            (Name of Subject Company)

                        GULF INDONESIA RESOURCES LIMITED
                       (Name of Persons Filing Statement)

                                  COMMON SHARES
                         (Title of Class of Securities)

                                    402284103
                      (CUSIP Number of Class of Securities)

                                  Jason Doughty
                        Gulf Indonesia Resources Limited
                         21st Floor, Wisma 46, Kota BNI
                        Jalan Jeneral Sudirman Kavling I
                            Jakarta, 10220, Indonesia
                              Phone (6221) 547-2120
                               Fax (6221) 575-4015
                  (Name, address and telephone number of person
                authorized to receive notices and communications
                  on behalf of the person(s) filing statement)

                                 with copies to:

  George G. Young III                                        Robert R. Rooney
 Haynes and Boone, LLP                                      Bennett Jones LLP
 1000 Louisiana Street                                    4500 Bankers Hall East
      Suite 4300                                           Calgary, AB T2P 4K7
Houston, TX 77002-5012                                            Canada
 Phone (713) 547-2081                                      Phone (403) 298-3420
  Fax (713) 236-5699                                        Fax (403) 265-7219

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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This Amendment No. 2 amends the Solicitation/Recommendation Statement on
Schedule 14D-9 initially filed with the Securities and Exchange Commission on June 12, 2002, as amended from time to time (the "Schedule 14D-9") by Gulf Indonesia Resources Limited, a New Brunswick corporation ("Gulf Indonesia"). The
Schedule 14D-9 relates to the offer by Conoco Canada Resources Limited, a Nova Scotia corporation ("Conoco Canada") and wholly owned subsidiary of Conoco Inc., a Delaware corporation ("Conoco"), to purchase all the outstanding common shares, par value U.S.$0.01 per share (the "Shares"), of Gulf Indonesia not owned by Conoco Canada, at a purchase price of U.S.$13.25 per share, net to the seller in cash, without interest thereon, upon the terms and conditions set forth in the Offer to Purchase dated June 12, 2002 and in the related Letter of Transmittal (which together with any amendments or supplements thereto , collectively constitute the "Offer").

The information set forth in the exhibits hereto is incorporated herein by reference.

Item 9.  Exhibits.

Item 9 is hereby amended and supplemented to include the following additional exhibits:

--------------------------------------------------------------------------------
Exhibit Number                Description
--------------------------------------------------------------------------------
(a)(15)                     Schedule TO/A and Schedule 13E-3 filed by Conoco,
                            Conoco Canada and Gulf Indonesia on July 3, 2002.
--------------------------------------------------------------------------------
(a)(16)                     Schedule TO/A and Schedule 13E-3 filed by Conoco,
                            Conoco Canada and Gulf Indonesia on July 15, 2002.
--------------------------------------------------------------------------------
(a)(17)                     Schedule TO/A and Schedule 13E-3 filed by Conoco,
                            Conoco Canada and Gulf Indonesia on July 22, 2002.
--------------------------------------------------------------------------------
(a)(18)                     Press release issued by Conoco Canada and Gulf
                            Indonesia, dated July 22, 2002.+
--------------------------------------------------------------------------------
(a)(20)                     Notice of Subsequent Offering Period, dated July 19,
                            2002.+
--------------------------------------------------------------------------------

+ Incorporated by reference to the Schedule TO/A filed by Conoco and Conoco Canada on July 22, 2002.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       GULF INDONESIA RESOURCES LIMITED

Dated: July 23, 2002
                                       /s/ Paul Warwick
                                       -----------------------------------------
                                       Name:  Paul Warwick
                                       Title: CEO

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